Exhibit (i)(17)


             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                       IN AND FOR NEW CASTLE COUNTY

---------------------------------------X
FRANCINE PLUCK,

                Plaintiff,

        v.                                     C.A. No. 19236-NC

AQUILA, INC., et al.,

                Defendants.

---------------------------------------X
JOYCE SARSIK,

                Plaintiff,

        v.                                     C.A. No. 19237-NC

ROBERT K. GREEN, et al.,

                Defendants

---------------------------------------X
CHARLES ZIMMER,

                Plaintiff,

        v.                                     C.A. No. 19238-NC

RICHARD C. GREEN, JR., et al.,

                Defendants.

---------------------------------------X

                CONSOLIDATED AMENDED CLASS ACTION COMPLAINT
                -------------------------------------------

     Plaintiffs allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

                           NATURE OF THE ACTION
                           --------------------

     1. Plaintiffs bring this action as a class action on behalf of the public shareholders of Class A common stock of Aquila, Inc. ("Aquila" or the "Company") against Aquila, the Company's directors, and Utilicorp United Inc. ("Utilicorp"), the Company's controllings shareholder.

     2. Aquila is a Delaware corporation with its principal place of business located in Kansas City, Missouri. On or about April 25, 2001, Aquila completed an initial public offering (the "IPO") in which it sold 14,225,000 shares of Class A common stock and Utilicorp sold 5,750,000 shares of Class A common stock to the public at a price of $24.00 per share. Utilicorp retained all of the Company's Class B common stock, which represent approximately 80% of all of the outstanding shares of Aquila's Class A and Class B common stock combined and approximately 98% of the combined voting power of Aquila's voting stock. Aquila's Class A common stock immediately began trading on the New York Stock Exchange (the "NYSE") under the symbol "ILA."

     3. The IPO was conducted pursuant to a Prospectus filed with the Securities & Exchange Commission on April 25, 2001 (the "Prospectus"). In the Prospectus, defendants represented that Aquila's Board of Directors would appoint an audit committee (the "Audit Committee") which would, among other things (1) oversee the Company's annual audit; (2) oversee the Company's risk management and control policies; and (3) assume responsibility for acting on Aquila's behalf in connection with transactions in which Utilicorp has an interest adverse to the Company. The Prospectus specifically represented that the Audit Committee would be formed within three months of the completion of the IPO - approximately July 25, 2001.

     4. The rules of the NYSE require the formation within three months of the IPO of the Audit Committee which defendants promised to form, and further require that it be comprised least two "independent" directors. Thus, in light of the fact that, at the time of the IPO, all three of Aquila's directors also served as executive officers of Utilicorp, the Company's Audit Committee could only be formed through the appoinitment of a minimum of two independent directors to Aquila's Board.

     5. Contrary to defendants' specific representations and in direct violation of the rules of the NYSE, defendants did not form an Audit Committee of independent directors to, among other things, protect the Class A shareholders' interests with respect to Aquila's dealings with Utilicorp. Rather, defendants continued to maintain a Board comprised solely of Utilicorp executive officers.

     6. Defendants' failure to fulfill their commitment and comply with the rules of the NYSE also violates the Company's Certificate of Incorporation (the "Certificate"). Article VI of the Company's Certificate provides that Utilicorp's right to nominate directors to the Company's Board "shall be exercised by Utilicorp in a manner to ensure compliance by the Corporation with, all applicable laws, rules, regulations, and requirements of any securities exchange to which the Corporation is then subject, including, without limitation, any requirement that any directors of the Corporation be 'independent.'"

     7. As admitted by defendants, Aquila performed exceptionally well after the IPO. For the nine months ended September 30, 2001, Aquila's net income of $188 million, or $1.99 per share, represented an increase of 238% over its net income for the same nine month period of the previous year. In addition, Aquila's $331 million in earnings before interest and taxes ("EBIT") for the nine months ended September 30, 2001, represented an increase of approximately 214% over its EBIT for the same period of the prior year. Initially, Aquila's stock responded favorably to the Company's financial success. During the third quarter of 2001, the Company's stock price traded as high as $28.35 per share. Notwithstanding the Company's impressive financial performance, by November 6, 2001, Aquila Class A common stock had fallen below even its IPO price to $17.99 per share. The Company's depressed stock price is most likely attributable to general market uncertainty and an overall drop in market prices for energy industry shares related to Enron Corp.'s surprising financial troubles.

     8. Clearly seeking to take advantage of the fact that Aquila's stock price was depressed, defendants announced on November 7, 2001 that Utilicorp would seek to acquire each share of Aquila Class A common stock for 0.6896 shares of Utilicorp common stock. Based upon market prices on the day before the acquisition offer was announced, the proposed transaction valued Aquila shares at approximately $20.68 per share, well below the per share value the Company's public shareholders paid in the IPO just six months earlier. As of December 3, 2001, the terms of the acquisition offer value Aquila Class A shares at less than $18.00 per share.

     9. Utilicorp commenced an exchange offer for Aquila's Class A shares on December 3, 2001. In a Registration Statement filed on Form S-4 with the SEC (the "S-4"), Utilicorp stated that it has not engaged in any negotiations with Aquila, its board of directors, or any special committee of the board. Further, Utilicorp stated that it has not requested that Aquila, its board of directors, or any special committee of the board approve Utilicorp's offer. The S-4 states that the exchange offer is scheduled to expire on January 4, 2002.

     10. Defendants are clearly seeking to advance their own interests at the expense of plaintiffs and the other Aquila Class A common stock holders. Defendants are engaging in self-dealing and are not acting in good faith toward plaintiffs and other members of the Class. Defendants have undoubtedly timed the proposal to take advantage of the current weakness in Aquila's stock price and to place an artificial lid on the market price of Aquila Class A common stock so that the market will not reflect Aquila's improving potential and recent impressive results of operations.

     11. Moreover, contrary to explicit representations in the Prospectus and Certificate provisions, and in direct violation of NYSE rules, Aquila's Board continues to consist of only three directors, all of whom also serve as executive officers of Utilicorp. As a result, due to the current composition of the Board, defendants, in breach of their fiduciary duties, have not and cannot possibly provide Aquila's shareholders with the procedural protections they were promised in the Prospectus and are entitled to under the rules of the NYSE and the Certificate.

     12. Defendants' course of conduct described herein has unfairly deprived plaintiffs and the other public shareholders of Aquila of the ability to make a fully informed decision on whether to tender their shares to Utilicorp. In direct contradiction of defendants' representations and in violation of NYSE rules, defendants have not provided and cannot provide the Company's Class A shareholders with an independent Board recommendation concerning Utilicorp's proposed exchange offer. As requested herein, defendants' continued breaches of their fidicuary duties must be enjoined.

                                THE PARTIES
                                -----------

     13. Plaintiffs Francine Pluck, Joyce Sarsik, and Charles Zimmer ("plaintiffs") own Aquila Class A common stock.

     14. Defendant Aquila is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 1100 Walnut Street, Kansas City, Missouri. Aquila is a wholesale energy risk merchant that markets and trades commodities including natural gas, electricity, weather, coal, bandwidth capacity, and emission allowances. Aquila common stock trades on the NYSE under the symbol "ILA."

     15. Defendant Utilicorp is a Delaware corporation with its principal executive offices located in Kansas City, Missouri. Utilicorp is a multinational energy solutions provider. As of December 3, 2001, Utilicorp owned 80% of Aquila by virtue of its ownership of all of the Company's Class B common stock. Moreover, Utilicorp's Class B shares give it approximately 98% of the Company's voting power. By virtue of its controlling stake, Utilicorp is in a fiduciary relationship with plaintiffs and the other public stockholders of Aquila, and owes plaintiffs and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

     16. Defendant Robert K. Green ("Robert Green") is and at all relevant times has been Chairman of the Board of Directors of Aquila. Robert Green also assumed the office of Chief Executive Officer of Aquila as of November 26, 2001. Robert Green also serves as President and Chief Operating Officer of Utilicorp and will assume the office of CEO of Utilicorp on January 1, 2002. According to the S-4, defendant Robert Green owns only 20,000 shares of Aquila Class A common stock, with a market value of approximately
$352,800. Conversely, Robert Green beneficially owns approximately 3,034,949 shares of Utilicorp common stock, with a market value of $77.75 million. By virtue of Robert Green's executive position with Utilicorp and his enormous equity interest in Utilicorp, he cannot possibly independently protect the interests of Aquila's Class A shareholders.

     17. Defendant Richard C. Green, Jr. ("Richard Green") is and at all relevant times has been a director of Aquila. Richard Green is also Chief Executive Officer and Chairman of the Board of Utilicorp. According to the S-4, defendant Richard Green owns only 20,000 shares of Aquila Class A common stock, with a market value of approximately $352,800. Conversely, Richard Green beneficially owns approximately 3,668,236 shares of Utilicorp common stock, with a market value of $94.5 million. By virtue of Richard Green's executive position with Utilicorp and his enormous equity interest in Utilicorp, he cannot possibly indendently protect the interests of Aquila's Class A shareholders.

     18. Defendant Keith G. Stamm ("Stamm") is and at all relevant times has been a director of Aquila. Stamm was Chief Executive Officer of Aquila until November 26, 2001, when he became President and Chief Operating Officer of Utilicorp's Global Networks Group. At the time of the IPO, Stamm served as a senior vice president of Utilicorp. According to the S-4, defendant Stamm owns only 20,000 shares of Aquila Class A common stock, with a market value of approximately $352,800. Conversely, Stamm beneficially owns approximately $3.05 million. By virtue of Stamm's executive position with Utilicorp and his substantial equity interest in Utilicorp, he cannot possibly independently protect the interests of Aquila's Class A shareholders.

     19. The defendants referred to in paragraphs 16 through 18 are collectively referred to herein as the "Individual Defendants."

     20. By reason of the above Individual Defendants' positions with the Company as officers an/or directors, said individuals are in a fiduciary relationship with plaintiffs and the other public stockholders of Aquila Class A common stock, and owe plaintiffs and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.


                         CLASS ACTION ALLEGATIONS
                         ------------------------

     21. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all shareholders of Aquila Class A common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     22. This action is properly maintainable as a class action.

     23. The Class is so numerous that joinder of all members is impracticable. As of December 3, 2001, there were approximately 19.975 million shares of Aquila Class A common stock outstanding owned by hundreds if not thousands of public shareholders.

     24. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Aquila Class A public stockholders;

          (b) whether defendants have unfairly denied plaintiffs adequate procedural safeguards in violation of their fiduciary duties and NYSE rules; and

          (c) whether plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     25. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     26. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     27. Defendants have acted on grounds generally applicable to the Class
with  respect  to  the  matters   complained  of  herein,   thereby  making
appropriate the relief sought herein with respect to the Class as a whole.

                          SUBSTANTIVE ALLEGATIONS
                          -----------------------

                                  THE IPO
                                  -------

     28. On or about April 25, 2001, Utilicorp spun off Aquila in the IPO which was completed on or about April 27, 2001. Approximately 19.975 million shares of Aquila Class A common stock were sold to the public at a price of $24.00 per share - 14,225,000 shares by Aquila and 5,750,000 shares by Utilicorp. Utilicorp retained 100% of the Company's Class B common stock, giving it 80% ownership of the Company and approximately 98% of the Company's voting power. Class B common stock is entitled to 10 votes per share and Class A uncommon stock is entitled to one vote per share on all corporate matters.

     29. At time of the IPO, all three of Aquila's directors, defendants Robert Green, Richard Green, and Stamm, also served as Utilicorp executive officers. Moreover, all three Aquila directors owned substantially more shares of Utilicorp than shares of Aquila Class A common stock.

             Defendants Promise To Appoint An Audit Committee
             ------------------------------------------------

     30. The IPO shares were sold pursuant to the Prospectus which was filed with the SEC on or about April 25, 2001. Although the Prospectus disclosed the fact that all of Aquila's directors also held executive positions with Utilicorp, defendants assured investors that, within three months after the completion of the IPO, Aquila would appoint an Audit Committee.

          The audit committee will facilitate communication between the internal and independent auditors and our board, recommend the independent public accountants to audit our financial statements and will oversee the annual audit. The audit committee will oversee risk management and control policies. The audit committee will also be responsible for acting on [Aquila's] behalf in connection with transactions in which Utilicorp has an interest adverse to [Aquila]. (Emphasis added).

     31. Defendants' promise to promptly appoint an Audit Committee within three months of the IPO is not only required by their fiduciary duties of good faith and fair dealing owed to the Company's public shareholders, but is also required by the NYSE. Section 3.03.02(F) of the NYSE Listed Company Manual ("Manual") states:

          Initial Public Offering. Companies listing in conjunction with their initial public offering (including spin offs and carve outs) will be required to have two qualified audit committee members within three months of listing and a third qualified member in place within twelve months of listing.

     32. Manual Section 3.03.01(B)(2)(a) requires each audit committee member to be "independent":

          Each audit committee shall consist of at least three directors, all of whom have no relationship to the company that may interfere with the exercise of their independence from management and the company ("Independent").

     33. Manual Section 3.03.01(B)(3) further mandates:

          Independence Requirement of Audit Committee Members. In addition to the definition of Independent provided in (2)(a), the following restrictions shall apply to every audit committee member:

          (a)  Employees.   A  director  who  is  an  employee   (including
          non-employee executive officers) of the company or any of its affiliates may not serve on the audit committee until three years following the termination of his or her employment. In the event the employment relationship is with a former parent or predecessor of the company, the director could serve on the audit committee after three years following the termination of the relationship between the company and the former parent or predecessor. (Emphasis added).

     34. Thus, defendants' fiduciary duties and the NYSE rules set forth above mandated that defendants appoint two new directors to Aquila's Board within three months of the IPO. Defendants Robert Green, Richard Green, and Stamm could not and cannot serve as Audit Committee members because of their executive positions with Utilicorp, Aquila's parent and affiliate.

         Defendants Fail To Appoint An Independent Audit Committee
         ---------------------------------------------------------

     35. Defendants did not, as promised in the Prospectus, appoint independent directors to oversee and monitor Aquila's relationships with Utilicorp within three months of the IPO. In fact, as of December 3, 2001, over six months after the IPO, defendants still have not appointed independent directors and have not formed an Audit Committee. Rather, defendants represent in the S-4 that they will appoint independent directors only if Utilicorp is unsuccessful in completing its exchange offer.

     36. Defendants' inexplicable failure to appoint, at a minimum, two independent directors to Aquila's Board is strong evidence of unfair dealing. The appointment of two directors surely would limit the likelihood of overreaching by Utilicorp in its relationship with Aquila and would offer reasonable and necessary procedural protections to Aquila's Class A shareholders.

        DEFENDANT'S FAILURE TO TIMELY APPOINT INDEPENDENT DIRECTORS
            VIOLATES THE COMPANY'S CERTIFICATE OF INCORPORATION
            ---------------------------------------------------

     37. Defendants' failure to comply with the rules of the NYSE also violates the Company's Certificate. Article VI of the Company's Certificate provides that Utilicorp's right to nominate directors to the Company's Board "shall be exercised by Utilicorp in a manner to ensure compliance by the Corporation with, all applicable laws, rules, regulations, and requirements of any securities exchange to which the Corporation is then subject, including, without limitation, any requirement that any directors of the Corporation be 'independent.'"

      AQUILA ACHIEVES GLOWING RESULTS OF OPERATIONS FOLLOWING THE IPO
      ---------------------------------------------------------------

     38. In the first full fiscal quarter following the IPO, Aquila posted impressive financial results. For the nine months ended September 30, 2001, Aquila's net income of $188 million, or $1.99 per share, represented an increase of 238% over its net income for the same nine month period of the previous year. In addition, Aquila's EBIT of $331 for the nine months ended September 30, 2001, represented an increase of approximately 214% over its EBIT for the same period of the prior year. At the end of the third quarter, the Company maintained no material debt on its balance sheet and possessed a strong cash position relative to its competitors.

     39. The market performance of Aquila's stock initially mirrored the Company's financial results. During the third quarter of 2001, Aquila's common stock traded as high as $28.35 per share.

     40. However, by the October 2001, notwithstanding the Company's impressive financial performance, Aquila Class A common stock began to dip below its IPO price of $24.00 per share. In October of 2001, the stock price of Enron Corp., one of Aquila's competitors, began a precipitous decline due to the disclosure of, among other things, interested party transactions and restated financial results. The stock price of Aquila, as well as all public companies in the energy industry, were clearly affected negatively by Enron's collapse. By November 6, 2001, Aquila common stock had fallen to $17.99 per share.

    DEFENDANTS SEEK TO TAKE ADVANTAGE OF AQUILA'S DEPRESSED STOCK PRICE
    -------------------------------------------------------------------

     41. On November 7, 2001, in an obvious Effort to Take Advantage of the Company's Depressed Stock price, Utilicorp announced that it was commencing an exchange offer for all of the publicly held Class A shares of Aquila.
Under the terms of the proposed exchange offer, Class A holders will receive 0.6896 shares of Utilicorp common stock for each Aquila Class A share. Based upon Utilicorp's closing price of $30.00 per share on November 6, 2001, the proposed exchange offer valued Aquila Class A common stock at only $20.68 per share. However, as of December 30, 2001, Utilicorp's offer values Aquila Class A common stock at only $17.67 per share.

     42. Utilicorp has undoubtedly timed the proposal to benefit itself at the expense of Aq1uila's Class A stockholders by failing to provide a fair price for Aquila shares. The exchange ratio of 0.6896 is grossly unfair and inadequate for the following reasons:

          o the exchange ratio currently provides a discount of approximately 26% to the Company's IPO price of $24.00 per share, notwithstanding the fact that Aquila has reported impressive results of operations since the IPO;

          o virtually all of the trading in Aquila's Class A common stock has occurred at prices in excess of the value provided for in the exchange offer;

          o Aquila's stock price is undeservedly depressed due to the significant negative effect that Enron's collapse has had upon the stock prices of the entire energy industry;

          o    Aquila  has no  material  debt  on  its  balance  sheet  and
               maintains   a  strong   cash   position   relative   to  its
               competitors; and

          o the implied earnings multiplies implied with the terms of the exchange offer fall in the range of 50% below mean multiples for comparable publicly traded companies in the industry.

     DEFENDANTS HAVE FAILED TO PROVIDE ADEQUATE PROCEDURAL PROTECTIONS
     -----------------------------------------------------------------

     43. As set forth above, in violation of NYSE rules and in breach of their fiduciary duties of good faith and fair dealing owed to Class A stockholders, defendants have failed to take reasonable steps to protect the interests of the Company's minority shareholders. Due to defendants' failure to timely appoint independent directors to Aquila's Board in the form of an audit committee, plaintiffs and other members of the Class have not been provided with an independent presence that can fairly and adequately negotiate to protect the interests of Class A stockholders.

     44. All of the Company's existing directors possess personal financial interests and professional interests that preclude them from sufficiently protecting the interests of Aquila's Class A shareholders. All of the existing directors have conflicts of interest which will provide them with meaningful and material financial rewards if Aquila's public shareholders exchange their Class A equity interests at a less than adequate exchange ratio. Had defendants taken reasonable steps that would have complied with NYSE requirements, would have been consistent with their fiduciary responsibilities, and would have upheld their promises and representations in the Prospectus, plaintiffs and the other members of the Class would have been provided with a corporate mechanism that could protect them from abuse by Utilicorp, the Company's controlling shareholder.

     45. Recognizing the conflicted nature of Aquila's Board, Utilicorp has stated in the S-4 that it has not negotiated the terms of its offer with any corporate body of Aquila and has not even requested that Aquila, its Board, or any special committee of the Board approve the terms of the exchange offer.

       DEFENDANTS HAVE FAILED TO PROVIDE AQUILA CLASS A SHAREHOLDERS
                  WITH COMPLETE AND ACCURATE INFORMATION
                  --------------------------------------

     46. Aquila Class A shareholders are entitled to an analysis of and recommendation concerning the exchange offer from a body of directors that is free of self-interest and other material conflicts of interest. As set forth above, defendants' continued refusal to appoint any independent directors to Aquila's Board has denied the Company's shareholders their fundamental right to make a full and fair determination whether to tender their shares into the exchange offer.

     47. Utilicorp and the Individual Defendants have access to internal financial information about Aquila, its true value, expected increase in true value, and the benefits of 100% ownership of Aquila to which plaintiffs and the Class members are not privy. Utilicorp is using such inside information to benefit itself in this proposed transaction, to the detriment of the Aquila's public stockholders.

     48. Plaintiffs and the other Class members cannot possibly assess the desirability and adequacy of the exchange offer absent a recommendation from independent directors. Plaintiffs and the other Class members are
entitled  to  the  recommendation  and  protections   associated  with  an
independent committee, the exact sort of procedural protection that they were promised by defendants in the Prospectus.

                                  COUNT I
                                  -------

          DEFENDANTS HAVE VIOLATED ARTICLE VI OF THE CERTIFICATE
          ------------------------------------------------------

     49. Plaintiffs repeat and reallege each and every allegation set forth above as if fully set forth herein.

     50. Defendants' refusal to timely nominate independent directors in the form of an Audit Committee violates Article VI of Aquila's Certificate. That Article sets forth the procedures that Utilicorp must abide by with respect to nominating directors to Aquila's Board:

          All rights of Utilicorp to nominate directors pursuant to this Section B or any other provision of this Certificate of Incorporation shall be subject to, and shall be exercised by Utilicorp in a manner to ensure compliance by the Corporation with, all applicable laws, rules, regulations, and requirements of any securities exchange to which the Corporation is then subject, including, without limitation, any requirement that any directors of the Corporation be "independent" . . . .

     51. As set forth above, the NYSE rules require Aquila to have nominated two independent directors within three months of the completion of the IPO. Although the IPO was completed over six months ago, defendants have failed to appoint any independent directors to the Company's Board. Thus, defendants have violated NYSE rules and have, in turn, violated
Article VI of the Company's Certificate.

     52.  Defendants'  violation of the Certificate has injured  plaintiffs
and  the  Class  by  denying  them  independent  Board   representation  in
connection with a transaction in which Utilicorp has an adverse interest.

     53. Plaintiffs and the Class have no adequate remedy at law.

                                 COUNT II
                                 --------

                    BREACH OF FIDUCIARY DUTY OF LOYALTY
                    -----------------------------------

     54. Plaintiffs repeat and reallege each and every allegation set forth above as if fully set forth herein.

     55. Utilicorp and the Individual Defendants have timed the proposal to benefit themselves to the detriment of Aquila Class A shareholders by paying an inadequate and unfair price to the Company's public shareholders. Aquila common stock is currently depressed and defendants are seeking to take advantage of the depressed price. Further, defendants are implementing the exchange offer at a time when the Company does not have any procedural mechanisms or safeguards designed to protect the interests of plaintiffs and the other members of the Class. Defendants are seeking advantage from their own failure to fulfill their obligation to constitute an Audit Committee.

     56. Utilicorp and the Individual Defendants have timed the announcement of the proposed buyout to place an artificial lid on the market price of Aquila Class A stock so that the market would not reflect Aquila's improving potential, thereby purporting to justify an unreasonably low price.

     57. Utilicorp and the Individual Defendants have access to internal financial information about Aquila, its true value, expected increase in true value, and the benefits of 100% ownership of Aquila to which plaintiffs and the Class members are not privy. Utilicorp is using such inside information to benefit itself in this proposed transaction, to the detriment of the Aquila's public stockholders.

     58. Utilicorp and the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Aquila's Class A public shareholders. Utilicorp has voting control of the Company and controls its proxy machinery. Utilicorp has selected and controls all of the Company's directors, who are beholden to Utilicorp for their offices and the valuable perquisites which they enjoy therefrom. All of the Company's directors are also Utilicorp executive officers and will enjoy material financial benefits if Aquila Class A shareholders exchange their Class A equity interests pursuant to an unfair and inadequate exchange ratio. The Individual Defendants' interests in Utilicorp far exceed their interests in Aquila Class A common stock.

     59. Defendants are engaging in self-dealing and not acting in good faith toward plaintiffs and the other members of the Class. By reason of the foregoing, Utilicorp and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     60. Unless the proposed exchange offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class to the irreparable harm of the members of the Class.

     61. Plaintiffs and the Class have no adequate remedy at law.

                                 COUNT III
                                 ---------

                  BREACH OF CONTRACT/PROMISSORY ESTOPPEL
                  --------------------------------------

     62. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

     63. The Prospectus assured Aquila Class A stockholders that defendants would appoint directors to form an Audit Committee to the Board within three months after the completion of the IPO. Due to the material conflicts of interest of defendants Robert Green, Richard Green, and Stamm, the formation of such an Audit Committee would necessarily require the appointment of at least two independent directors to Aquila's Board.

     64. Among other things, the Prospectus stated that the independent Audit Committee would be responsible for monitoring transactions between Aquila and Utilicorp in which Utilicorp had interests potentially adverse to the Company.

     65. The representations in the Prospectus as to future actions represented a commitment by the defendants intended to induce purchases of Aquila stock in the IPO, and in the aftermarket. The investing public's purchases of Aquila stock required defendants to implement that commitment.

     66. As set forth above, notwithstanding the explicit representations and assurances set forth in the Prospectus, defendants have refused to appoint independent directors to the Company's Board for the purpose of forming an Audit Committee. Over six months have passed since completion of the IPO. Defendants did not disclose their failure to comply with the guarantees and representations set forth in the Prospectus until December 3, 2001, even though formation of the Audit Committee was required by the NYSE and defendants guaranteed the formation of such committee by the end of July 2001.

     67. Defendants' refusal to make good on their promise has denied plaintiffs and the other Class A shareholders procedural protection from overreaching by Utilicorp. As a result of defendants' conduct, plaintiffs have been unfairly denied the right to have a group of Company directors act on their behalf and protect their interests in transaction with Utilicorp.

     68. Plaintiffs and the Class have no adequate remedy at law.

                                 COUNT IV
                                 --------

           BREACH OF FIDUCIARY DUTY OF FULL AND FAIR DISCLOSURE
           ----------------------------------------------------

     69. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

     70. In asking Aquila's Class A shareholders to tender their shares into Utilicorp's exchange offer, defendants were and are obligated to disclose fully and fairly all material information within their control.

     71. Utilicorp and the Individual Defendants have failed to provide plaintiffs and the other members of the Class with all material information bearing on the shareholders' decision whether to tender their shares in the exchange offer. Specifically, defendants' failure to appoint an independent Audit Committee to the Company's Board, as required by the NYSE rules, has unfairly denied plaintiffs and the other members of the Class their right to receive an independent analysis of and recommendation concerning the fairness of the exchange offer from Aquila's Board.

     72. Absent a recommendation from an independent decision maker on Aquila's Board, plaintiffs and the other members of the Class cannot make a fully informed decision regarding whether to tender their shares in the exchange offer.

     73. Plaintiffs and the class have no adequate remedy at law.

     WHEREFORE, plaintiffs pray for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction until defendants appoint two independent directors to Aquila's Board;

     C. In the event the proposed transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs' attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.

                                        ROSENTHAL MONHAIT GROSS
                                           & GODDESS, P.A.


                                        By: /s/ Norman M. Monhait
                                            -----------------------------------
                                        Norman M. Monhait
                                        Suite 1401, Mellon Bank Center
                                        919 N. Market Street
                                        Wilmington, Delaware 19899
                                        (302) 656-4433

                                        CHIMICLES & TIKELLIS LLP
                                        Pamela S. Tikellis
                                        One Rodney Square
                                        Wilmington, Delaware 19801
                                        (302) 656-2500


                                        Attorneys for Plaintiffs

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA  19004
(610) 667-7706

ABBEY GARDY, LLP
212 East 39th Street
New York, NY 10016

FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016


December 5, 2001